                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*

                            MISSION WEST PROPERTIES
            ------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
            ------------------------------------------------------
                        (Title of Class of Securities)

                                   60520010
            ------------------------------------------------------
                                (CUSIP Number)

                             Michael E. Tennenbaum
                           1999 Avenue of the Stars
                                  32nd Floor
                             Los Angeles, CA 90067
                                (310) 201-7882
            ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 26, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the box [_].

          Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------
  CUSIP NO. 60520010              SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MICHAEL E. TENNENBAUM
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                    [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          91,900 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          91,900 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      91,900 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 60520010           SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TENNENBAUM & CO., LLC
      95-4587347

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            91,900 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             91,900 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      91,900 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

PRELIMINARY NOTE
----------------

         The persons filing this Amendment No. 4 are (i) Michael E. Tennenbaum and (ii) Tennenbaum & Co., LLC, a Delaware limited liability company. This Amendment No. 4 amends a Statement on Schedule 13D filed by Mr. Tennenbaum and Tennenbaum & Co., LLC on July 11, 1996 (the "Original Statement"). The filing of this Amendment No. 4 should not be deemed an admission that Mr. Tennenbaum and Tennenbaum & Co., LLC comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         This Amendment No. 4 relates to the common stock, no par value (the "Common Stock"), of Mission West Properties (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 4, is a company organized under the laws of the State of California, with its principal executive offices located at 6815 Flanders Drive, Suite 250, San Diego, California 92121-3914.

         Other than as set forth below, to the best knowledge of Mr. Tennenbaum and Tennenbaum & Co., LLC, there has been no material change in the information set forth in response to Items 1, 2 and 6 of the Original Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 4.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         The shares of Common Stock of the Company purchased by Tennenbaum & Co., LLC since the date of the reporting persons' most recent filing on
         Schedule 13D were purchased with funds, aggregating $41,620, which were provided from working capital of Tennenbaum & Co., LLC.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         On July 1, 1996, the Company announced an agreement for the sale of substantially all of its assets to DMB/SVP California Investments, LLC ("DMB/SVP"). Tennenbaum & Co., LLC had taken a position opposed to the sale of the Company's assets to DMB/SVP and had communicated such opposition to the Company and to Triton Group Ltd. ("Triton"). At such time, Tennenbaum & Co., LLC made a conditional proposal to purchase Triton's shares of Common Stock of the Company at a price of $8 per share.

         By letter dated August 9, 1996, Tennenbaum & Co., LLC demanded that the Company exercise its rights pursuant to the agreement with DMB/SVP not to proceed with the proposed sale of the Company's assets to DMB/SVP. Subsequently, Tennenbaum & Co., LLC made a conditional proposal to purchase Triton's shares of Common Stock of the Company at a price of $7 per share.

         As indicated in documents filed with the Commission by the Company, the Company subsequently exercised its rights not to proceed with the sale of its assets to DMB/SVP, and thereafter the Company sold most of its real estate assets to Spieker Properties, L.P.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) As of the date hereof, Tennenbaum & Co., LLC may be deemed to be the beneficial owner of an aggregate of 91,900 shares of Common Stock of the Company, which constitutes approximately 6.7% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission.

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              By reason of his position as managing member of Tennenbaum & Co.,
              LLC, Mr. Tennenbaum, as of the date hereof, may be deemed to be the beneficial owner of an aggregate of 91,900 shares of Common Stock of the Company, which constitutes approximately 6.7% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission.

         (b) Tennenbaum & Co., LLC has the sole power of voting and disposition with respect to 91,900 shares of Common Stock of the Company.

              By reason of his position as managing member of Tennenbaum & Co., LLC, Mr. Tennenbaum may be deemed to share powers of voting and disposition with respect to 91,900 shares of Common Stock of the Company.

         (c) Set forth on Exhibit A, attached hereto, is information concerning all transactions in the Company's Common Stock by Tennenbaum & Co., LLC that were effected since the filing persons' most recent filing on Schedule 13D and ended on the date hereof. No transactions in the Company's Common Stock were effected by Mr. Tennenbaum individually since the filing persons' most recent filing on Schedule 13D.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A  Transactions in Common Stock of the Company.

                                   SIGNATURE

  Each of Michael E. Tennenbaum and Tennenbaum & Co., LLC, after reasonable inquiry and to the best of each's knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

      February 28, 1997
------------------------------
            Date

                              /s/ Michael E. Tennenbaum
                              -------------------------------
                              Michael E. Tennenbaum


                              TENNENBAUM & CO., LLC

                              By: /s/ Michael E. Tennenbaum
                                  ---------------------------
                                  Michael E. Tennenbaum
                                  Managing Member

                                   EXHIBIT A


Transactions by Tennenbaum & Co., LLC in Common Stock of Mission West Properties since August 9, 1996:

                           NUMBER OF
                            SHARES
        DATE               PURCHASED       PRICE PER SHARE           COST
        ----               ---------       ---------------           ----
August 23, 1996              2,400             $7-3/4             $18,720.00
                             1,000              7-3/8               7,425.00
                             1,000              7-5/8               7,675.00
August 27, 1996              1,000              7-3/4               7,800.00

TOTAL                        5,400                                $41,620.00


                                                                PROCEEDS (NET
                            NUMBER OF                           OF BROKERAGE
        DATE               SHARES SOLD    PRICE PER SHARE       COMMISSIONS)
        ----               -----------    ---------------       -------------

February 26, 1997             2,500           $11-3/4            $ 29,225.00
                             23,700            11-5/8             274,090.50
                              8,500            11-1/2              97,240.00
February 27, 1997            36,100            11-1/2             412,984.00

TOTAL                        70,800                              $813,539.50
